PAMPA ENERGÍA ANNOUNCES GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING FOR FEBRUARY 17, 2021

Pampa Energía S.A. announced that will hold a General Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on February 17, 2021, at 11 a.m. on its first call and, in the case of Ordinary Meeting, at 12 noon for its second call, at the registered office, located at Maipú 1, City of Buenos Aires or virtually by Microsoft Teams system, according to the terms of General Resolution No. 830/2020 of the Argentine Securities and Exchange Comission, for the purpose of dealing with the following items on the Agenda:

1)	Consideration to virtually hold this Shareholders’ Meeting according to the terms of General Resolution 830/2020 of the Comision Nacional de Valores.
2)	Appointment of shareholders to approve and sign the Meeting minutes.
3)	Consideration to sell our controlling interest in Empresa Distribuidora y Comercializadora Norte S.A. by transferring all of our Class A shares, which represent 51% of the capital stock and voting rights of said company, to Empresa de Energía del Cono Sur S.A. (the “Purchaser”), guaranteed by Integra Capital S.A., Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano, at a purchase price consisting of (i) 21,876,856 Class B shares of Edenor, representing 2.41% of the capital stock and voting rights of Edenor; (ii) US$95,000,000 (ninety five million dollars) to be paid in installments with a differed price equivalent to US$40,000,000 (forty million dollars) to be paid within a twelve months period starting as of the closing of the transaction; and (iii) a contingent payment if a change of control of the Purchaser or Edenor occurs during the first year as from the closing of the transaction or as long as the balance of the price is pending of settlement for an amount equivalent to 50% of the generated gain. The closing of the transaction is subject to certain conditions precedent standard to this kind of transactions, including the approvals of Pampa’s shareholder meeting and the Argentine National Electricity Regulatory Entity.

4)	Consideration of: (i) the Merger of Pampa Energía S.A. with Transelec Argentina S.A., Pampa Participaciones S.A.U., Pampa FPK S.A.U., Pampa Holding MMM S.A.U., Pampa DM Ventures S.A.U. and Pampa QRP S.A.U. pursuant to Sections 82 et. seq. of the Business Companies Law and Section 80 et seq. of the Income Tax Law (as restated in 2019); (ii) the Non-consolidated Special Balance Sheet of Merger of the Company as of September 30, 2020 and the Consolidated Balance Sheet of Merger as of September 30, 2020, together with the relevant independent auditor’s report and reports issued by the Supervisory Committee; (iii) the preliminary merger agreement; (iv) increase of stock capital of AR$322,251,291, that is from AR$1,455,501,255 to AR$1,777,752,547, and issuance of 322,251,292 ordinary, book-entry shares of $1 par value each and entitled to 1 vote per share, with same dividend rights than the issued shares at the moment of their issuance, as a result of the merger´s exchange ratio. Request of public offer and listing of the new shares. Delegation on the Board to execute the increase of stock capital and request of public offer and listing of the new shares; (v) reduction of stock capital of AR$322,251,291, that is from AR$1,777,752,547 to AR$1,455,501,255 and cancellation of 322,251,291 ordinary, book-entry shares of $1 par value each and entitled to 1 vote per share, that the Company’s will hold in its treasury as a consequence of the absorption of the absorbed companies. Request of cancellation of public offer and listing of the shares to be cancelled. Delegation on the Board to execute the reduction of stock capital and request the cancellation of public offering and listing of such shares; and (vi) the granting of authorizations to enter into the final merger agreement.
5)	Consideration of amendment of Section 30 of the Company’s by-laws in order to allow to virtually hold Shareholder’s meetings. Approval of Restated Bylaws.
6)	Grant of authorizations to carry out the proceedings and filings necessary to obtain the relevant registrations.

NOTE 1: Shareholders shall send the relevant certificates evidencing the balance of their book-entry accounts, issued to such effect by Caja de Valores S.A., to Maipú 1, Ground Floor, City of Buenos Aires or by e-mail to legalcorporativo@pampaenergia.com, on any business day from 10.00 am to 6.00 pm until and including February 11, 2021. NOTE 2: According to the provisions of the Regulations of the Argentine Securities Commission, as amended in 2013, when enrolling to participate at the Meeting, the Shareholder shall report the following data: first and last name or complete corporate name; type and number of identity document in the case of natural persons or registration data in the case of legal entities, expressly indicating the Registry where they are registered with and its jurisdiction, domicile and type of domicile and phone and e-mail. The same information must be filed by any person who attends the Meeting as representative of a shareholder. NOTE 3: according to the CNV’s General Resolution 830/2020 we inform that, in case the Social, Preventive and Obligatory Social Distancing decreed by the DNU N° 875/2020 continues at the time of the Meeting, it can be virtually celebrated following the terms of this NOTE. With sufficient notice, we will inform the market if the Meeting will be on-site or virtually celebrated according to the normative and sanitary conditions. If the meeting is virtually celebrated, it will be done by Microsoft Teams, that guarantees: 1. Accessibility to all registered shareholders, with voice and vote; 2. Simultaneous transmission of sound, images and words thought the meeting; 3. The recording of the meeting with a digital support. We will send the instructions to connect to the meeting to those shareholders that registered to the Meeting will be sent the instructions to participate to the e-mail informed. Proxys must be sent FIVE (5) working days in advance of the meeting to our e-mail informed in NOTE 1. NOTE 4: Shareholders are hereby reminded that, in accordance with the Regulations of the Argentine Securities Commission, as amended in 2013, in the event of shareholders that are entities organized abroad, (i) information shall be given about the ultimate beneficial owners of the shares that comprise the capital stock of the foreign company and the number of shares that shall be voted by them, stating first and last name, nationality, actual domicile, date of birth, national identity document or passport number, taxpayer identification number (CUIT), worker’s identification number (CUIL) or any other form of tax identification and occupation, and (ii) proof shall be submitted of their registration pursuant to the terms of Sections 118 or 123 of the Business Companies Law No. 19,550, as amended, and the representative appointed to vote at the Shareholders’ Meeting shall be duly registered with the relevant Public Registry or provide evidence of its capacity as duly appointed proxy. NOTE 5: In addition, if the shareholder is a trust or any other similar entity, or a foundation or any other similar entity, whether public or private, it shall be required to comply with Section 26, Chapter II, Title II of the Regulations of the Argentine Securities Commission, as amended in 2013. NOTE 6: The Shareholders are hereby required to be present at least 15 minutes in advance of the time scheduled for holding the Meeting.

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Victoria Hitce

Head of Markets Relations